Ginger Punch Racing Corporation

901 S. Federal Highway

Hallandale Beach, Florida 33009

June 8, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Ginger Punch Racing Corporation Request to Withdraw

Registration Statement on Form S-1 (File No. 333-178782)

Ladies and Gentlemen:

Ginger Punch Racing Corporation (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-178782), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 28, 2011, and as amended on February 14, 2012, March 8, 2012, March 19, 2012, April 3, 2012, April 23, 2012, May 4, 2012 and May 8, 2012 (the “Registration Statement”), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. None of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company also advises the Commission, pursuant to Rule 477(c) of the Securities Act, that it may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

We would appreciate it if you would please provide the Company’s counsel a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company’s counsel is (212) 880-8965.

We appreciate your consideration of this application. If you require any further supporting information we would be pleased to provide it. Please contact the undersigned at 905-726-7067 or our counsel, Kenneth Alberstadt of Akerman Senterfitt LLP, at 212-880-3817, with any further inquiries.

Very truly yours,

/s/ Lyle Strachan
Lyle Strachan Chief Financial Officer